
We've been fundraising for a few months now, and we've made great progress!
EXCITED to share more about
If you love what you hear, you can
by contributing to our current equity crowdfunding campaign
Excited to share my new startup
We're fundraising using equity crowdfunding, so anyone interested can "invest" in our mission
Bison
Venture Partners
Tweet your reply
Reply
Promote



Who's interested?
BISON
Join The Herd!
INVEST IN
HBCU STUDENT
ENTREPRENEURS
Bison
Update: We're making amazing progress, and it looks like we found a home for our robotic storefront to operate at
We need your help to hit our fundraising goal and pay off the rest of the machine.
Hello Charles and Barry,
1. The Undergraduate Library*
2. The Business Library*
3. The School of Law Library
4. The Louis Stokes Health Sciences Library
We're fundraising to acquire a robotic storefront & build a startup studio.


Phase I: The Bison Shop
Bison Shop


Update: We've Made Our Deposit, Help Us Acquire a Robotic Storefront





Thread

(1/3) Excited to share my new startup! #bisonvp is building an HBCU student-owned startup studio to incubate talent from the nation's finest institutions.

We're fundraising using equity crowdfunding, so anyone interested can #invest in our mission. wefunder.com/bisonvp

Did you know you can be both an investor AND an entrepreneur? 🤔

Did you know you can be both a producer AND a consumer?

Learn more about how you can #invest in #bisonvp: wefunder.com/bisonvp

#JoinTheHerd 🦬 🔥 @PopCornTech #THEBowlDickson




Bison
Venture Partners





Tweet your reply

Did you know that [illegible] allows everyday people to invest in privately held small businesses and tech startups?

I believe this is how we democratize pathways to wealth for all, and @[illegible] aims to help our communities maximize these opportunities. More:





Now that the fall semester has come to an end,... - Garry Johnson III | Facebook

Garry Johnson III

Now that the fall semester has come to an end, I wanted to provide a quick update and request for your support in our mission at Black Venture Partners. We need all the help we can get to achieve our goals and we'd love to count you in! Support: https://lnkd.in/[illegible]

Goal 1) Raise a minimum of [illegible] from friends and family

We're currently testing the waters on Wefunder to gauge investor interest in an offering under Regulation Crowdfunding. This means that our campaign will not become an official fundraise until we demonstrate we're able to raise a minimum amount of commitments on the platform and subsequently file our Form C with the SEC. You can help us reach fundraising goal by sharing our campaign: https://lnkd.in/[illegible]

Goal 2) Acquire Our First PopShop Autonomous Storefront

We've already made a deposit on a [illegible] Vending [illegible] autonomous storefront, and we're working closely with Howard University to explore placement options. We're also in discussions with vendors and small business partners excited to collaborate. Our long-term strategy here is to achieve a franchise-able model allowing us to scale by acquiring additional machines to be operated at various locations across the country.

In case you missed it: Dawn Dickson-Akpoghene, Founder & CEO of PopCom even featured us as one "Early Stage Startup Companies to Invest in TODAY!" https://lnkd.in/[illegible]

Goal 3) Join the Global Startup Studio Network (GSSN) & Start Building!

We plan on participating in the Global Startup Studio Network's next cohort to begin building out our own innovation studio while learning from leaders in the industry. The next cohort kicks off in February 2022.

In anticipation of joining this phenomenal community that will accelerate our growth, we're learning from other startup studios such as [illegible] Venture Labs who have successfully raised from the community via equity crowdfunding.

Our Ask:

We need your help to achieve our fundraising goal, so please feel free to share our campaign within your networks and across social media. Additionally, feel free to contact me with any recommendations for connections, partners, or resource providers. We're all in this together! https://lnkd.in/[illegible]

Thank you to everyone at University of Delaware Horn Entrepreneurship and Howard University School of Business for equipping me with the resources necessary to build a successful business.

Support: https://lnkd.in/[illegible]

Legal Disclosure: We are testing the waters on Wefunder to gauge investor interest in an offering under Regulation CrowdFunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.










Update: We've Made Our Deposit, Help Us Acquire a Robotic Storefront!







Our Decade Ahead
















Bison
Venture Partners

Updates for #TheHerd







Hello Charles and Garry,

I would definitely be interested in a collaboration for the

Kiosk to be placed in four libraries total and to start out with two branches, as a pilot:

1. The Undergraduate Library*
2. The Business Library*
3. The School of Law Library
4. The Louis Stokes Health Sciences Library

[Actual Recent Correspondence With the Harvard University Library System]



[illegible]

[illegible] Participation in the program, in addition to [illegible] membership, will cost [illegible] The next cohort [illegible]

[illegible]

[illegible]

[illegible]

Legal Disclosures

[illegible] No part of the purchase price will be received until a Form C is filed and only through [illegible] platform. [illegible]

Thank you,
Clare



Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?


VOUCH FOR JOHN
LEARN MORE

About Wefunder
We help anyone invest as little as $100 in the startups they believe in. We're also a Public Benefit Corporation with a mission to keep the American dream alive. We aim to help 20,000 founders get off the ground by 2029.

